DLA PIPER RUDNICK GRAY CARY US LLP
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May 22, 2006                                 OUR FILE NO. 337946-900000

Via Facsimile, UPS and EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NW
Mail Stop 6010
Washington, DC 20549

RE:  ABAXIS, INC.
     FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2005
     FILED JUNE 14, 2005
     FILE NO. 000-19720

Dear Mr. Rosenberg:

We are writing on behalf of our client, Abaxis, Inc. (the "Company"), in response to oral comments from the Staff of the Securities and Exchange Commission (the "SEC") received on May 9, 2006 with respect to the Company's Form 10-K for the fiscal year ended March 31, 2005. The italicized paragraphs below summarize the Staff's oral comments, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Form 10-K for the fiscal year ended March 31, 2005
--------------------------------------------------

1. We have read and considered your response to comment number 1. Please explain how the Company's policy of accounting for distributor pricing rebates to distributors is in accordance with Issue 6 of EITF 01-9?

In the first quarter of fiscal 2005, the Company began offering rebates to certain distributors who purchase specified cumulative level of various products offered by the Company. The rebates offered require the distributors to complete the cumulative volume purchases within a three-month period, which commences on the first day of the Company's fiscal quarter and ends on the last day of the Company's fiscal quarter.

The Company's accounting treatment of the rebate program to distributors is in accordance with Issue 6 of EITF 01-9 as follows:

(i) "The Task Force reached a consensus that the vendor should recognize the rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund."

Servicing clients globally

Mr. Jim B. Rosenberg
May 22, 2006
Page Two

Rebates are recorded by the Company as a reduction in revenues, along with a corresponding rebate obligation to the distributors. The Company recognizes the rebate each quarter the pricing rebate program is offered, which is when the rebate has been earned by the distributor.

(ii) "Measurement of the total rebate or refund obligation is based on the estimated number of customers that will ultimately earn and claim rebates or refunds under the offer."

The cumulative purchases by distributors must be met during the three-month period of the rebate program, which commences on the first day of the Company's fiscal quarter and ends on the last day of the Company's fiscal quarter. The total rebate is calculated quarterly based on reviewing the total purchases by all distributors during the qualifying period and applying the appropriate rebate percentage to the total volume of the purchases and to the various types of products purchased for each of the qualifying distributors.

2. We have read and considered your response to comment number 4. Please explain how the Company was able to conclude disclosure controls were effective, particularly considering the presence of compensating controls that should have been a factor in management's analysis. Please refer to the presentation given by Alan Beller, Director of the Division of Corporation Finance, on July 20, 2004 regarding the intersection of disclosure controls and internal control over financial reporting.

In response to the Staff's concerns, we have closely reviewed and considered the July 20, 2004 comments of Alan Beller as it relates to the fourth comment in the Staff's letter of January 27, 2006 and the Company's subsequent response letter dated March 31, 2006. After reviewing both Mr. Beller's comments and related Commissioners' statements on the definition of disclosure controls and procedures, we respectfully submit that management's conclusion as to the effectiveness of the Company's disclosure controls and procedures as of March 31, 2005 was proper given the differences between the definition of disclosure controls and procedures and internal control over financial reporting, and existence of countervailing disclosure controls and procedures.

In SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (available June 5, 2003), the Commission clarified that the definition of internal control over financial reporting is not subsumed into the definition of disclosure controls and procedures.(1) In his July 20, 2004 presentation, Mr. Beller repeated similar comments when he stated, ". . . the purposes of disclosure controls and procedures and the purposes of internal control, though they certainly point very much in the same direction, in their details under some circumstances can be differentiated." It was based on this fundamental difference between disclosure controls and procedures and internal control over financial reporting that management was able to conclude that the Company's disclosure controls and procedures were effective as of March 31, 2005, despite the presence of a material weakness in the Company's internal control over financial reporting.

(1) In SEC Release No. 33-8238 (July 5, 2003), the Commissioners stated "[w]hile there is substantial overlap between a company's disclosure controls and procedures and its internal control over financial reporting, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures .
.. . . In particular, disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. However . . . some companies might design their disclosure controls and procedures so that certain components of internal control over financial reporting pertaining to the accurate recording of transactions and disposition of assets or to the safeguarding of assets are not included. . . ."
http://www.sec.gov/rules/final/33-8238.htm

Mr. Jim B. Rosenberg
May 22, 2006
Page Three

In the Company's view, the material weakness identified by management did not relate to a weakness in the Company's controls and procedures that were designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Rather, as described under Item 9A to the Company's fiscal 2005 annual report on Form 10-K, the material weakness identified by management was limited to the Company's internal control over financial reporting in that it related to management's lack of experience and expertise in a particular area of the literature comprising generally accepted accounting principles in the United States. A distinction between the two controls was properly found based on the presence of countervailing disclosure controls and procedures that was not, and did not, effect management's assessment of the Company's internal control over financial reporting.

Despite the finding of a material weakness in internal control over financial reporting, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective, based on an evaluation carried out prior to the filing date. This conclusion was based on the Company's understanding of Rule 13a-15(e) under the Exchange Act, and facts that management believe to be relevant as of the evaluation date with respect to its evaluation of disclosure controls, including the following:

     o The Company's written disclosure policies and procedures, and the role of our executive management in coordinating our disclosure process;

     o The Company's clear system of allocating responsibility for verifying different aspects of our disclosure to the appropriate officers and employees in charge of various businesses and functions within our Company;

Mr. Jim B. Rosenberg
May 22, 2006
Page Four

     o The Company's system of written checklists for assessing the completeness of the financial statement in our annual and quarterly reports; and

     o The Company's procedures for maintaining detailed working papers to support the disclosure in each note to our financial statements.

Each of the above countervailing disclosure controls enabled the Company's Chief Executive Officer and Chief Financial Officer to conclude that disclosure controls and procedures were effective as of March 31, 2005. While the Company acknowledges that there is an overlap between disclosure controls and internal control over financial reporting, in this instance, due to the above four countervailing controls as these relate to disclosure controls alone, management was able to conclude that disclosure controls were effective. Accordingly, the Company respectfully submits that management initial determination regarding the effectiveness of the Company's disclosure controls and procedures was proper due to the presence of the above mentioned countervailing disclosure controls.

                                     *  *  *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 833-2459 or John Saia at (650) 833-2444. Thank you very much for your assistance.

Very truly yours,

DLA PIPER RUDNICK GRAY CARY US LLP


/s/ Andrew D. Zeif
----------------------------------
Andrew D. Zeif
andrew.zeif@dlapiper.com


cc:  Ibolya Ignat, Securities and Exchange Commission
     Jim Atkinson, Securities and Exchange Commission
     Alberto Santa Ines, Abaxis, Inc.